EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

As filed with the Securities and Exchange Commission on ~~August 16~~January 6, ~~2024~~2026

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~FIRST~~ AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.*

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of:

USVC Venture Capital Access Fund

AngelList Asset Management, LLC

~~Wellington Global Multi-Strategy Fund~~
~~Wellington Management Company LLP~~
PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

~~Christopher D. Christian, Esq.~~ ~~Dechert LLP~~ ~~One International Place, 40th Floor~~ ~~100 Oliver Street~~ ~~Boston, MA 02110~~ ~~(617) 728-7173~~	William J. Bielefeld, Esq. Alexander Karampatsos, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006 (202) 261-3386	~~Aaron D. Withrow, Esq.~~ ~~Dechert LLP~~ ~~1900 K Street, N.W.~~ ~~Washington, D.C. 20006~~ ~~(202) 261-3442~~

WITH A COPY TO:

AngelList Asset Management, LLC
Huoy-Ming Yeh
140 Lakeside Avenue, Suite 100

Seattle, WA 98122
(206)-880-1869

~~Wellington Management Company LLP~~
~~Gregory S. Konzal~~
~~280 Congress Street~~
~~Boston, MA 02210~~
~~(617) 951-5000~~

This Application (including Exhibits) contains ~~61~~89 pages

*   This amended and restated application is being filed solely for the purpose of filing the marked copies of the application pursuant to Rule 0-5(e) of the Act. There are no other changes in this amendment from the initial application filed on August 13, 2024.

TABLE OF CONTENTS

EXHIBITS

Exhibit A — Resolutions of the ~~Sole Initial Trustee of Wellington Global Multi-Strategy~~Board of Trustees of USVC Venture Capital Access Fund

Exhibit B — Verifications of the Applicants

Exhibit C — Marked ~~copies~~Copies of the Application ~~s~~Showing ~~c~~Changes from the ~~f~~Final ~~v~~Versions of the ~~t~~Two ~~a~~Applications ~~i~~Identified as ~~s~~Substantially ~~i~~Identical under Rule 0-5(e)(3)

Exhibit D — Marked Copy of Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on October 2, 2025 (File No. 812-15911)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF:

USVC VENTURE CAPITAL ACCESS FUND

AND

~~WELLINGTON GLOBAL MULTI-STRATEGY FUND AND WELLINGTON MANAGEMENT COMPANY LLP~~
ANGELLIST ASSET MANAGEMENT, LLC

Investment Company Act of 1940
 File No. ~~812-15612~~812-15911

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

~~FIRST~~ AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.   THE PROPOSAL

~~Wellington Global Multi-Strategy~~USVC Venture Capital Access Fund (the "Initial Fund") is a ~~newly organized~~ Delaware statutory trust that is registered under the Act and that will operate as a continuously offered, non-diversified, closed-end management investment company that ~~will be operated as an interval fund pursuant to Rule 23c-3 under the Act. Wellington~~intends to provide periodic liquidity with respect to its shares ("Shares") through periodic repurchase offers pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). AngelList Asset Management, LLC (formerly, Strawberry Tree Management Company ~~LLP~~LLC) (the "Adviser")[1] will serve as the Initial Fund's investment adviser. The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[2] acts as investment adviser and ~~that~~which operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the ~~Securities~~ Exchange Act ~~of 1934, as amended (the "Exchange Act")~~ (each, a "Future Fund," and together with the Initial Fund, the "Funds"). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this ~~amended and restated~~ application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

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[1] The Adviser changed its name from Strawberry Tree Management Company LLC to AngelList Asset Management, LLC on November 20, 2025.

[2] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

The Initial ~~Fund filed an initial~~Fund's registration statement on Form N-2 (the "~~Initial~~ Registration Statement") ~~on June 14, 2024, which has not yet been declared effective by the Commission, seeking to register three classes of beneficial interest, "Class I Shares," "Class M Shares," and "Class A Shares,"~~became effective on October 29, 2025, registering the Initial Fund's initial class of Shares under the Act and the Securities Act of 1933, as amended (the "Securities Act")~~, each with its own fee and expense structure. [2]~~ [3] If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its ~~Class I, Class M and Class A Shares~~initial class of Shares and any other additional classes of Shares, each having its own fee and expense structure, pursuant to its Registration Statement or a future registration statement. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. ~~If the Initial Fund's Initial Registration Statement is declared effective prior to receipt of the requested relief, the~~The Initial Fund will only offer one class of shares~~, the Class I Shares,~~ until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

~~It is currently contemplated that the Initial Fund's Class I Shares will not be subject to certain expenses such as distribution and/or service fees. The Initial Fund's Class A Shares may be subject to other expenses, including a distribution and service fee and a front end sales charge. The Initial Fund's Class M Shares may be subject to other expenses such as distribution and/or service fees. The Initial Fund may impose EWCs. The Funds may in the future offer additional classes of Shares and/or another sales charge structure.~~

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 2341(d) (the "FINRA Sales Charge Rule"). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

II.   STATEMENT OF FACTS

A.   ~~Wellington Global Multi-Strategy~~USVC Venture Capital Access Fund (the "Initial Fund")

The Initial Fund ~~has~~ filed a Notification of Registration filed pursuant to Section 8(a) of the Act on Form N-8A and ~~an Initial~~a Registration Statement on Form N-2 ~~seeking to register Class I, Class M and Class A~~registering the Initial Fund's initial class of Shares under the Act and under the Securities Act. ~~As of the date of the filing of this Application, the~~The Initial Fund's ~~Initial~~ Registration Statement ~~has not yet been declared~~became effective ~~by the Commission~~on October 29, 2025. The Initial Fund is a Delaware statutory trust. The Initial Fund is a non-diversified, closed-end investment company that ~~will operate as an interval fund~~intends to provide periodic liquidity with respect to its Shares through periodic repurchase offer pursuant to Rule ~~23c-3~~13e-4 under the Exchange Act. The Initial Fund's investment objective is ~~to seek to generate consistent and positive returns across market cycles. The~~long-term capital appreciation. The Initial Fund ~~will seek~~seeks to achieve its investment objective by ~~taking varying positions in three principal strategies: equity long/short, macro and fixed income, and credit~~investing primarily in interests of venture capital funds, which will principally hold equity securities (e.g., common and/or preferred stock, equity-linked securities convertible into such equity securities), without restriction to market capitalization, and in underlying private growth-oriented companies. The Initial Fund's address is ~~280 Congress Street, Boston, MA 02210.~~140 Lakeside Avenue, Suite 100, Seattle, WA 98122.

If the relief requested herein is granted, the Initial Fund intends to offer ~~Class I, Class M and Class A~~additional classes of Shares pursuant to a continuous public offering as discussed above.

~~The~~As noted above, the Initial Fund ~~has adopted a fundamental policy to repurchase a specified percentage of its shares at per class net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.[3]~~In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will~~intends to

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~~[2] The Initial Registration Statement was filed under SEC filer number 333-280239.~~

[3] The Registration Statement was filed under SEC File Nos. 811-23660 and 333-255702.

provide periodic liquidity with respect to its ~~shares~~Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. Each Future Fund will likewise provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act or adopt fundamental policies in compliance with Rule 23c-3 under the Act and make periodic repurchase offers to its shareholders.[4] Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies, or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[~~4~~5]

B.   ~~Wellington~~AngelList Asset Management ~~Company LLP~~, LLC

The Adviser is a Delaware limited liability ~~partnership~~company and a registered investment adviser under the Investment Advisers Act of 1940, as amended ~~(the "Advisers Act")~~. The Adviser ~~serves~~will serve as the Initial Fund's investment adviser pursuant to an advisory agreement (the "Investment ~~Management~~Advisory Agreement"). Prior to the Initial Fund's commencement of operations, the Investment ~~Management~~Advisory Agreement will be approved by the Initial Fund's Board of Trustees (the "Board"), including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund's original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment ~~Management~~Advisory Agreement. Under the terms of the Investment ~~Management~~Advisory Agreement, and subject to the authority of the Board, the Adviser will be responsible for the overall management of the Initial Fund's business affairs and selecting the Initial Fund's investments according to the Initial Fund's investment objectives, policies, and restrictions. The Adviser's address is ~~280 Congress Street, Boston, MA 02210.~~140 Lakeside Avenue, Suite 100, Seattle, WA 98122.

C.   Other Provisions

From time to time, the Initial Fund may create additional classes of shares, the terms of which may differ from ~~Class I, Class M and Class A~~the initial class of Shares pursuant to and in compliance with Rule 18f-3 under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the

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[~~3~~4] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

[~~4~~5] A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

shareholders of that class; (vi) auditors' fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees' fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder's repurchase proceeds (an "Early Repurchase Fee") if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. The Initial Fund does not intend to impose an Early Repurchase Fee.

III. EXEMPTIONS REQUESTED

A. The Multi-Class System

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security"[~~5~~6] within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B. Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C. Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to

[~~5~~6] Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. DISCUSSION

A. <u>Background</u>

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.[6][7] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity a fund's shareholders will have, and thus the liquidity required of such fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors*, the Staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.[7][8]

The one exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[8][9] The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[9][10] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

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[6][7] SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

[7][8] *Id*. at 424.

[8][9] *Id.* at 439-40.

[9][10] *Id.* at 424.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[~~10~~][11] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[~~11~~][12]

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[~~12~~][13] Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to several closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, e.g., ~~Eagle Point Enhanced Income Trust, Aether Infrastructure & Natural Resources Fund, Coller Secondaries Private Equity Opportunities Fund, Axxes Private Markets Fund, AMG Pantheon Credit Solutions Fund, AB CarVal~~ Man Diversified Income Fund, Hamilton Lane Private Assets Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, ~~Octagon XAI CLO Income Fund, MainStay MacKay Municipal~~ Adams Street Private Equity Navigator Fund LLC, Align Alternative Access Fund, Virtus Global Credit Opportunities Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, and Columbia Credit Income Opportunities Fund~~,~~ ~~CAZ Strategic Opportunities Fund, and Meketa Infrastructure Fund.~~[~~13~~].[14]

[~~10~~][11] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[~~11~~][12] Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[~~12~~][13] *Protecting Investors* at 439-40; Proposing Release at 27.

[~~13~~] ~~*See, e.g.*, Eagle Point Enhanced Income Trust, et al., Investment Co. Rel. Nos. 35205 (May 28, 2024) (notice) and 35219 (June 25, 2024) (order); Aether Infrastructure & Natural Resources Fund, et al., Investment Co. Rel. Nos. 35168 (April 10, 2024) (notice) and 35186 (May 7, 2024) (order); Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, LLC, Investment Co. Rel. Nos. 35143 (February 22, 2024) (notice) and 35156 (March 19, 2024) (order); Axxes Private Markets Fund and Axxes Advisors LLC, Investment Co. Rel. Nos. 35115 (January 26, 2024) (notice) and 35135 (February 21, 2024) (order); AMG Pantheon Credit Solutions Fund and Pantheon Ventures (US) LP, Investment Co. Rel. Nos. 35116 (January 26, 2024) (notice) and 35134 (February 21, 2024) (order); AB CarVal Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35095 (January 23, 2024) (notice) and 35133 (February 20, 2024) (order); Octagon XAI CLO Income Fund and XA Investments LLC, Investment Co. Rel. Nos. 35086 (January 8, 2024) (notice) and 35124 (February 5, 2024) (order); MainStay MacKay Municipal Income Opportunities Fund and New York Life Investment Management LLC, Investment Co. Rel. Nos. 35080 (December 22, 2023) (notice) and 35092 (January 17, 2024) (order); CAZ Strategic Opportunities Fund and CAZ Investments Registered Adviser LLC, Investment Co. Rel. Nos. 35053 (November 21, 2023) (notice) and 35072 (December 19, 2023) (order); Meketa Infrastructure Fund and Meketa Capital, LLC, Investment Co. Rel. Nos. 35056 (November 21, 2023) (notice) and 35070 (December 19, 2023) (order).~~

[14] *See, e.g.*, Man Diversified Income Fund, et al., Investment Co. Rel. Nos. 35704 (August 1, 2025) (notice) and 35728 (August 27, 2025) (order); Hamilton Lane Private Assets Fund, et al., Investment Co. Rel. Nos. 35666 (July 3, 2025) (notice) and 35696 (July 29, 2025) (order); Lincoln Bain Capital Total Credit Fund et al., Investment Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports Media and Entertainment Fund, et al., Investment Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al., Investment Co. Rel. Nos. 35577 (May 7, 2025) (notice) and 35618 (June 2, 2025) (order); Align Alternative Access Fund et al., Investment Co. Rel. Nos. 35562 (April 29, 2025) (notice) and 35612 (May 28, 2025) (order); Virtus Global Credit Opportunities Fund, et al., Investment Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Blue Owl Alternative Credit Fund, et al., Investment Co. Rel. Nos. 35514 (Mar. 28, 2025) (notice) and 35557 (Apr. 23, 2025) (order); RJ Private Credit Income Fund, et al., Investment Co. Rel. Nos. 35515 (Mar. 28, 2025) (notice) and 35556 (Apr. 23,

B. **Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act**

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security" within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).[~~14~~15] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that "it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…"

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

2025) (order); and Columbia Credit Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35498 (Mar. 14, 2025) (notice) and 35526 (Apr. 9, 2025) (order).

[~~14~~15] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[15][16] the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[16][17]

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of each Fund's shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to ~~similarly-situated~~similarly situated closed-end funds.[17][18]

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[15][16] *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[16][17] *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

[17][18] *See* ~~Eagle Point Enhanced Income Trust, *supra* note 13; Aether Infrastructure & Natural Resources~~Man Diversified Income Fund, *supra* note ~~13; Coller Secondaries~~14; Hamilton Lane Private ~~Equity Opportunities~~Assets Fund, *supra* note ~~13; Axxes Private Markets~~14; Lincoln Bain Capital Total Credit Fund, *supra* note ~~13; AMG Pantheon Credit Solutions~~14; CAIS Sports Media and Entertainment Fund, *supra* note ~~13; AB CarVal~~14; GoldenTree Opportunistic Credit Fund, *supra* note ~~13; Octagon XAI CLO~~14; Adams Street Private Equity Navigator Fund LLC,

Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[~~18~~19] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports[~~19~~20] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads[~~20~~.21] Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[~~21~~22] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to ~~Eagle Point Enhanced Income Trust, Aether Infrastructure & Natural Resources Fund, Coller Secondaries Private Equity Opportunities Fund, Axxes Private Markets Fund, AMG Pantheon Credit Solutions Fund, AB CarVal~~Man Diversified Income Fund, Hamilton Lane Private Assets Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, ~~Octagon XAI CLO Income Fund, MainStay MacKay Municipal~~Adams Street Private Equity Navigator Fund LLC, Align Alternative Access Fund, Virtus Global Credit Opportunities Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, and Columbia Credit Income

---

supra note 14; Align Alternative Access Fund, _supra_ note 14; Virtus Global Credit Opportunities Fund, _supra_ note 14; Blue Owl Alternative Credit Fund, _supra_ note 14; RJ Private Credit Income Fund, _supra_ note ~~13; MainStay MacKay Municipal~~14; and Columbia Credit Income Opportunities Fund, _supra_ note ~~13; CAZ Strategic Opportunities Fund, _supra_ note 13; Meketa Infrastructure Fund, _supra_ note 13~~14.

[~~18~~19] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[~~19~~20] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[~~20~~21] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

[~~21~~22] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). _See also_ Rules 12d1-1, _et seq._ of the Act.

Opportunities Fund~~, CAZ Strategic Opportunities Fund, and Meketa Infrastructure Fund.~~[22].[23] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.   **Early Withdrawal Charge**

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Initial Fund intends to do for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition" of CDSLs.[~~23~~24] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[~~24~~25]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs

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[22] ~~See Eagle Point Enhanced Income Trust, supra note 13; Aether Infrastructure & Natural Resources Fund, supra note 13; Coller Secondaries Private Equity Opportunities Fund, supra note 13; Axxes Private Markets Fund, supra note 13; AMG Pantheon Credit Solutions Fund, supra note 13; AB CarVal Opportunistic Credit Fund, supra note 13; Octagon XAI CLO Income Fund, supra note 13; MainStay MacKay Municipal Income Opportunities Fund, supra note 13; CAZ Strategic Opportunities Fund, supra note 13; Meketa Infrastructure Fund, supra note 13.~~

[23] _See Man Diversified Income Fund, supra note 14; Hamilton Lane Private Assets Fund, supra note 14; Lincoln Bain Capital Total Credit Fund, supra note 14; CAIS Sports Media and Entertainment Fund, supra note 14; GoldenTree Opportunistic Credit Fund, supra note 14; Adams Street Private Equity Navigator Fund LLC, supra note 14; Align Alternative Access Fund, supra note 14; Virtus Global Credit Opportunities Fund, supra note 14; Blue Owl Alternative Credit Fund, supra note 14; RJ Private Credit Income Fund, supra note 14; and Columbia Credit Income Opportunities Fund, supra note 14._

[~~23~~24] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[~~24~~25] _Id._

in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[25][26] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[26][27] The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[27][28] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[28][29] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.   Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the

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[25][26] Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

[26][27] See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[27][28] See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

[28][29] *See* ~~Eagle Point Enhanced Income Trust, *supra* note 13; Aether Infrastructure & Natural Resources~~Man Diversified Income Fund, *supra* note ~~13; Coller Secondaries~~14; Hamilton Lane Private ~~Equity Opportunities~~Assets Fund, *supra* note ~~13; Axxes Private Markets~~14; Lincoln Bain Capital Total Credit Fund, *supra* note ~~13; AMG Pantheon Credit Solutions~~14; CAIS Sports Media and Entertainment Fund, *supra* note ~~13; AB CarVal~~14; GoldenTree Opportunistic Credit Fund, *supra* note ~~13; Octagon XAI CLO~~14; Adams Street Private Equity Navigator Fund LLC, *supra* note 14; Align Alternative Access Fund, *supra* note 14; Virtus Global Credit Opportunities Fund, *supra* note 14; Blue Owl Alternative Credit Fund, *supra* note 14; RJ Private Credit Income Fund, *supra* note ~~13; MainStay MacKay Municipal~~14; and Columbia Credit Income Opportunities Fund, *supra* note ~~13; CAZ Strategic Opportunities Fund, *supra* note 13; Meketa Infrastructure Fund, *supra* note 13~~14.

requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Funds, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[29][30] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[30][31] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[31][32] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E. Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[32][33]

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint,

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[29][30] Investment Co. Act Rel. No. 14390 (February 2, 1985).

[30][31] *Id*.

[31][32] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[32][33] Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,[~~33~~][34] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

> The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[~~34~~][35]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its shares should be resolved by such Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (*i.e.*, that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end

[~~33~~][34] *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
[~~34~~][35] *Id.*

management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.   CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[35][36]

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund's ~~Sole Initial Trustee~~Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is ~~280 Congress Street, Boston, MA 02210~~140 Lakeside Avenue, Suite 100, Seattle, WA 98122, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

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[35][36] *See* ~~Eagle Point Enhanced Income Trust, *supra* note 13; Aether Infrastructure & Natural Resources~~Man Diversified Income Fund, *supra* note ~~13; Coller Secondaries~~14; Hamilton Lane Private ~~Equity Opportunities~~Assets Fund, *supra* note ~~13; Axxes Private Markets~~14; Lincoln Bain Capital Total Credit Fund, *supra* note ~~13; AMG Pantheon Credit Solutions~~14; CAIS Sports Media and Entertainment Fund, *supra* note ~~13; AB CarVal~~14; GoldenTree Opportunistic Credit Fund, *supra* note ~~13; Octagon XAI CLO~~14; Adams Street Private Equity Navigator Fund LLC, *supra* note 14; Align Alternative Access Fund, *supra* note 14; Virtus Global Credit Opportunities Fund, *supra* note 14; Blue Owl Alternative Credit Fund, *supra* note 14; RJ Private Credit Income Fund, *supra* note ~~13; MainStay MacKay Municipal~~14; and Columbia Credit Income Opportunities Fund, *supra* note ~~13; CAZ Strategic Opportunities Fund, *supra* note 13; Meketa Infrastructure Fund, *supra* note 13~~14.

[Different first page setting changed from off in original to on in modified.].
[Different first page link-to-previous setting changed from off in original to on in modified.].

Applicants have caused this Application to be duly signed on their behalf on the ~~16th~~ 6th day of ~~August 2024.~~ January 2026.

	~~Wellington Global Multi-Strategy~~USVC Venture Capital Access Fund
Dated: ~~August 16~~January 6, ~~2024~~2026	By: ~~/s/ Molly K. Shannon~~ ~~Name: Molly K. Shannon~~ /s/ Erik Syvertsen Name: Erik Syvertsen Title: ~~Sole Initial~~ Trustee
	~~Wellington~~AngelList Asset Management ~~Company LLP~~, LLC
Dated: ~~August 16~~January 6, ~~2024~~2026	By: ~~/s/ Greg S. Konzal~~ ~~Name: Greg S. Konzal~~ /s/ Huoy-Ming Yeh Name: Huoy-Ming Yeh Title: ~~Authorized Person~~ Chief Executive Officer

[Different first page setting changed from off in original to on in modified.].

EXHIBIT A

Resolutions of the ~~Sole Initial Trustee of Wellington Global Multi-Strategy~~**Board of Trustees of USVC Venture Capital Access** **Fund**

RESOLVED, that appropriate officers and agents of ~~the Wellington Global Multi-Strategy~~USVC Venture Capital Access Fund (the "Fund") be, and hereby are, authorized, empowered and directed on behalf of the Fund, to cause to be prepared, executed and filed with the Securities and Exchange Commission an application for multiple class exemptive relief (the "Application") and any and all amendments to the Fund's Application, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof; and be it

FURTHER RESOLVED, that any officer or ~~trustee~~Trustee of the Fund, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

EXHIBIT B

Verifications of ~~Wellington Global Multi-Strategy~~USVC Venture Capital Access Fund and ~~Wellington~~AngelList Asset Management ~~Company LLP~~, LLC

The undersigned states that ~~she~~he has duly executed the attached application dated ~~August 16, 2024~~January 6, 2026 for and on behalf of ~~Wellington Global Multi-Strategy Fund in her~~USVC Venture Capital Access Fund in his capacity as the ~~Sole Initial~~ Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best ~~of~~ he knowledge, information and belief.   rhis

By: ~~/s/ Molly K. Shannon~~
~~Name: Molly K. Shannon~~ /s/ Erik Syvertsen
Name: Erik Syvertsen
Title: ~~Sole Initial~~ Trustee

The undersigned states that ~~he~~she has duly executed the attached application dated ~~August 16, 2024~~January 6, 2026 for and on behalf of ~~Wellington~~AngelList Asset Management ~~Company LLP~~, LLC, in ~~his~~her capacity as ~~an Authorized Person~~the Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~he~~she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~her knowledge, information and belief.

By: ~~/s/ Greg S. Konzal~~
~~Name: Greg S. Konzal~~ /s/ Huoy-Ming Yeh
Name: Huoy-Ming Yeh
Title: ~~Authorized Person~~ Chief Executive Officer

EXHIBIT C

Marked ~~copies~~Copies of the Application ~~showing changes from the final versions of the two applications identified as substantially identical~~Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)~~.~~

EXHIBIT D

Marked Copy of Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on October 2, 2025 (File No. 812-15911)

Exhibit C - 1

File No. [•] 812-15911

As filed with the Securities and Exchange Commission on March 21January 6, 2025 2026

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of:

USVC Venture Capital Access Fund

GoldenTree Opportunistic Credit Fund
GoldenTreeAngelList Asset Management Credit Advisor, LLC

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

William J. Bielefeld, Esq.
Alexander Karampatsos, Esq.
Dechert LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 261-3386

WITH A COPY TO:

GoldenTreeAngelList Asset Management Credit Advisor LLC
Peter Alderman
300 Park Avenue
21st Floor
New York, NY 10022
212-847-3500 , LLC
Huoy-Ming Yeh
140 Lakeside Avenue, Suite 100

Seattle, WA 98122
(206)-880-1869

This Application (including Exhibits) contains 6089 pages

TABLE OF CONTENTS

EXHIBITS

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF: ~~GOLDENTREE OPPORTUNISTIC CREDIT FUND~~ USVC VENTURE CAPITAL ACCESS FUND AND ~~GOLDENTREE~~ANGELLIST ASSET MANAGEMENT ~~CREDIT ADVISOR,~~ LLC Investment Company Act of 1940 File No. ~~[•]~~812-15911 EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).	AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.   THE PROPOSAL

~~GoldenTree Opportunistic Credit~~USVC Venture Capital Access Fund (the "Initial Fund") is a ~~newly organized~~ Delaware statutory trust that is registered under the Act and that will operate as a continuously offered, non-diversified, closed-end management investment company that ~~will be operated as an interval fund~~intends to provide periodic liquidity with respect to its shares ("Shares") through periodic repurchase offers pursuant to Rule ~~23c-3~~13e-4 under the ~~Act. GoldenTree~~Securities Exchange Act of 1934, as amended (the "Exchange Act"). AngelList Asset Management ~~Credit Advisor,~~ LLC (formerly, Strawberry Tree Management Company LLC) (the "Adviser")[1] will serve as the Initial Fund's investment adviser. The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[2] acts as investment adviser and ~~that~~which operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the ~~Securities~~ Exchange Act ~~of 1934, as amended (the "Exchange Act")~~ (each, a "Future Fund," and together with the Initial Fund, the "Funds"). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

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[1] The Adviser changed its name from Strawberry Tree Management Company LLC to AngelList Asset Management, LLC on November 20, 2025.

[2] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

The Initial ~~Fund filed an initial~~Fund's registration statement on Form N-2 (the "~~Initial ~~Registration Statement") ~~on January 31, 2025, which has not yet been declared effective by the Commission, seeking to register four classes of beneficial interest~~became effective on October 29, 2025, registering the Initial Fund's initial class of Shares under the Act and the Securities Act of 1933, as amended (the "Securities Act")~~, each with its own fee and expense structure.[2]~~.[3] If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of ~~Class A, Class C, Class I, and Class U Shares~~its initial class of Shares and any other additional classes of Shares, each having its own fee and expense structure, pursuant to its Registration Statement or a future registration statement. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. ~~If the Initial Fund's Initial Registration Statement is declared effective prior to receipt of the requested relief, the~~The Initial Fund will only offer one class of shares~~, the Class I Shares,~~ until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 2341(d) (the "FINRA Sales Charge Rule"). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

II. STATEMENT OF FACTS

A. ~~GoldenTree Opportunistic Credit~~USVC Venture Capital Access Fund (the "Initial Fund")

The Initial Fund ~~has ~~filed a Notification of Registration filed pursuant to Section 8(a) of the Act on Form N-8A and ~~an Initial~~a Registration Statement on Form N-2 ~~seeking to register Class A, Class C, Class I, and Class U~~registering the Initial Fund's initial class of Shares under the Act and under the Securities Act. ~~As of the date of the filing of this Application, the~~The Initial Fund's ~~Initial ~~Registration Statement ~~has not yet been declared~~became effective ~~by the Commission~~on October 29, 2025. The Initial Fund is a Delaware statutory trust. The Initial Fund is a non-diversified, closed-end investment company that ~~will operate as an interval fund~~intends to provide periodic liquidity with respect to its Shares through periodic repurchase offer pursuant to Rule ~~23c-3~~13e-4 under the Exchange Act. The Initial Fund's investment objective is ~~to seek to achieve attractive risk-adjusted total returns by investing dynamically across a broad range of public and private credit markets. In pursuing its investment objective, the Initial Fund will seek income in addition to~~long-term capital appreciation. The Initial Fund seeks to achieve its investment objective by investing ~~opportunistically across credit markets, focusing primarily on credit instruments and credit-related investments, including corporate credit, structured credit, and distressed investments~~primarily in interests of venture capital funds, which will principally hold equity securities (e.g., common and/or preferred stock, equity-linked securities convertible into such equity securities), without restriction to market capitalization, and in underlying private growth-oriented companies. The Initial Fund's address is ~~300 Park~~140 Lakeside Avenue, ~~21st Floor, New York, NY 10022.~~Suite 100, Seattle, WA 98122.

If the relief requested herein is granted, the Initial Fund intends to offer ~~Class A, Class C, Class I, and Class U~~additional classes of Shares pursuant to a continuous public offering as discussed above.

~~The~~As noted above, the Initial Fund ~~has adopted a fundamental policy to repurchase a specified percentage of its shares at per-class net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.[3]In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will~~intends to provide periodic liquidity with respect to its ~~shares~~Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. Each Future Fund will likewise provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act or adopt fundamental policies in compliance with Rule 23c-3 under the Act

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[2] ~~The Initial Registration Statement was filed under SEC File Nos. 811-24046 and 333-284624.~~

[3] The Registration Statement was filed under SEC File Nos. 811-23660 and 333-255702.

and make periodic repurchase offers to its shareholders.[4] Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies, or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).~~[4]~~[5]

B. ~~GoldenTree~~AngelList Asset Management ~~Credit Advisor~~, LLC

The Adviser is a Delaware limited ~~partnership~~liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser will serve as the Initial Fund’s investment adviser pursuant to an advisory agreement (the “Investment ~~Management~~Advisory Agreement”). Prior to the Initial Fund’s commencement of operations, the Investment ~~Management~~Advisory Agreement will be approved by the Initial Fund’s Board of Trustees (the “Board”), including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment ~~Management~~Advisory Agreement. Under the terms of the Investment ~~Management~~Advisory Agreement, and subject to the authority of the Board, the Adviser will be responsible for the overall management of the Initial Fund’s business affairs and selecting the Initial Fund’s investments according to the Initial Fund’s investment objectives, policies, and restrictions. The Adviser’s address is ~~300 Park~~140 Lakeside Avenue, ~~21st Floor, New York, NY 10022.~~ Suite 100, Seattle, WA 98122.

C. Other Provisions

From time to time, the Initial Fund may create additional classes of shares, the terms of which may differ from ~~Class A, Class C, Class I, and Class U~~the initial class of Shares pursuant to and in compliance with Rule 18f-3 under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with

~~[3]~~[4] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

~~[4]~~[5] A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder's repurchase proceeds (an "Early Repurchase Fee") if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. The Initial Fund does not intend to impose an Early Repurchase Fee.

III. EXEMPTIONS REQUESTED

A. The Multi-Class System

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security"[5][6] within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B. Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C. Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased;

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[5][6] Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.   DISCUSSION

A.   Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.[6][7] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity a fund's shareholders will have, and thus the liquidity required of such fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors*, the Staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.[7][8]

The one exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[8][9] The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[9][10] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

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[6][7] SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

[7][8] *Id*. at 424.

[8][9] *Id.* at 439-40.

[9][10] *Id.* at 424.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[~~10~~11] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[~~11~~12]

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[~~12~~13] Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to several closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, e.g., ~~iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Redwood Real Estate Income Fund, Wellington Global Multi-Strategy Fund, and Aether Infrastructure & Natural Resources~~ Man Diversified Income Fund, Hamilton Lane Private Assets Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, Adams Street Private Equity Navigator Fund LLC, Align Alternative Access Fund, Virtus Global Credit Opportunities Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, and Columbia Credit Income Opportunities Fund.[~~13~~14]

[~~10~~11] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[~~11~~12] Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[~~12~~13] *Protecting Investors* at 439-40; Proposing Release at 27.

[~~13~~14] *See, e.g.,* ~~iDirect Private Markets Fund, et al., Investment Co. Rel. Nos. 35474 (February 21, 2025) (notice) and 35497 (March 14, 2025) (order); SEG Partners Long/Short Equity Fund, et al., Investment Co. Rel. Nos. 35466 (February 6, 2025) (notice) and 35491 (March 4, 2025) (order); Coatue CTEK Fund and Coatue Management, L.L.C., Investment Co. Rel. Nos. 35417 (December 13, 2024) (notice) and 35443 (January 8, 2025) (order); Capital Group KKR Multi Sector+, et al., Investment Co. Rel. Nos. 35410 (December 9, 2024) (notice) and 35441 (January 6, 2025) (order); Global X Venture Fund and Global X Management Company, LLC, Investment Co. Rel. Nos. 35408 (December 9, 2024) (notice) and 35440 (January 6, 2025) (order); HarbourVest Private Investments Fund and HarbourVest Registered Advisers L.P., Investment Co. Rel. Nos. 35409 (December 9, 2024) (notice) and 35439 (January 6, 2025) (order); Privacore PCAAM Alternative~~ Man Diversified Income Fund, et al., Investment Co. Rel. Nos. ~~35403 (November 27, 2024~~ 35704 (August 1, 2025) (notice) and ~~35431 (December 26, 2024) (order); TCW Private Asset Income Fund and TCW Asset Backed Finance Management Company LLC, Investment Co. Rel. Nos. 35401 (November 26, 2024) (notice) and 35429 (December 23, 2024) (order); Callodine Specialty Income Fund and Callodine Capital Management, LP, Investment Co. Rel. Nos. 35399 (November 26, 2024) (notice) and 35428 (December 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Investment Co. Rel. Nos. 35385 (November 14, 2024) (notice) and 35414 (December 10, 2024) (order); Redwood Real Estate Income Fund and Redwood Investment Management, LLC, Investment Co. Rel. Nos. 35382 (November 12, 2024) (notice) and 35413 (December 10, 2024) (order); Wellington Global Multi-Strategy Fund and Wellington Management Company LLP, Investment Co. Rel. Nos. 35317 (September 10, 2024) (notice) and 35353 (October 8, 2024) (order); Aether Infrastructure & Natural Resources~~ 35728 (August 27, 2025) (order); Hamilton Lane Private Assets Fund, et al., Investment Co. Rel. Nos. ~~35168 (April 10, 2024~~ 35666 (July 3, 2025) (notice) and ~~35186 (May 7, 2024) (order)~~ 35696 (July 29, 2025) (order); Lincoln Bain Capital Total Credit Fund et al., Investment Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports Media and Entertainment Fund, et al., Investment Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al., Investment Co. Rel. Nos. 35577 (May 7, 2025) (notice) and 35618 (June 2, 2025) (order); Align Alternative Access Fund et al., Investment Co. Rel. Nos. 35562 (April 29, 2025) (notice) and 35612 (May 28, 2025) (order); Virtus Global Credit Opportunities Fund, et al.,

B. Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security" within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).[14][15] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that "it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…"

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other

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Investment Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Blue Owl Alternative Credit Fund, et al., Investment Co. Rel. Nos. 35514 (Mar. 28, 2025) (notice) and 35557 (Apr. 23, 2025) (order); RJ Private Credit Income Fund, et al., Investment Co. Rel. Nos. 35515 (Mar. 28, 2025) (notice) and 35556 (Apr. 23, 2025) (order); and Columbia Credit Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35498 (Mar. 14, 2025) (notice) and 35526 (Apr. 9, 2025) (order).

[14][15] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[15][16] the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[16][17]

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of each Fund's shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly situated closed-end funds.[17][18] Provisions regulating the

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[15][16] *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[16][17] *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

[17][18] *See* iDirect Private Markets Fund, *supra* note 13; SEG Partners Long/Short Equity Fund, *supra* note 13; Coatue CTEK Fund, *supra* note 13; Capital Group KKR Multi-Sector+, *supra* note 13; Global X Venture Fund, *supra* note

issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[~~18~~19] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports[~~19~~20] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[~~20~~21] Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[~~21~~22] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to ~~iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Redwood Real Estate Income Fund, Wellington Global Multi-Strategy Fund, and Aether Infrastructure & Natural Resources Fund.~~[22]Man Diversified Income Fund, Hamilton Lane Private Assets Fund, Lincoln Bain Capital Total

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~~13; HarbourVest Private Investments Fund, *supra* note 13; Privacore PCAAM Alternative~~Man Diversified Income Fund, *supra* note ~~13; TCW~~14; Hamilton Lane Private ~~Asset Income~~Assets Fund, *supra* note ~~13; Callodine Specialty Income Fund, *supra* note 13; Diamond Hill Securitized~~14; Lincoln Bain Capital Total Credit Fund, *supra* note ~~13; Redwood Real Estate~~14; CAIS Sports Media and Entertainment Fund, *supra* note 14; GoldenTree Opportunistic Credit Fund, *supra* note 14; Adams Street Private Equity Navigator Fund LLC, *supra* note 14; Align Alternative Access Fund, *supra* note 14; Virtus Global Credit Opportunities Fund, *supra* note 14; Blue Owl Alternative Credit Fund, *supra* note 14; RJ Private Credit Income Fund, *supra* note ~~13; Wellington Global Multi-Strategy~~14; and Columbia Credit Income Opportunities Fund, *supra* note ~~13; and Aether Infrastructure & Natural Resources Fund, *supra* note 13~~14.

[~~18~~19] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[~~19~~20] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[~~20~~21] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

[~~21~~22] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). *See also* Rules 12d1-1, *et seq.* of the Act.

[22] ~~*See* iDirect Private Markets Fund, *supra* note 13; SEG Partners Long/Short Equity Fund, *supra* note 13; Coatue CTEK Fund, *supra* note 13; Capital Group KKR Multi-Sector+, *supra* note 13; Global X Venture Fund, *supra* note 13; HarbourVest Private Investments Fund, *supra* note 13; Privacore PCAAM Alternative Income Fund, *supra* note 13; TCW Private Asset Income Fund, *supra* note 13; Callodine Specialty Income Fund, *supra* note 13; Diamond~~

Credit Fund, CAIS Sports Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, Adams Street Private Equity Navigator Fund LLC, Align Alternative Access Fund, Virtus Global Credit Opportunities Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, and Columbia Credit Income Opportunities Fund.[23] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C. Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Initial Fund intends to do for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition" of CDSLs.[~~23~~24] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[~~24~~25]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

~~Hill Securitized Credit Fund,~~ *~~supra~~* ~~note 13; Redwood Real Estate Income Fund,~~ *~~supra~~* ~~note 13; Wellington Global Multi-Strategy Fund,~~ *~~supra~~* ~~note 13; and Aether Infrastructure & Natural Resources Fund,~~ *~~supra~~* ~~note 13.~~

[23] *See* Man Diversified Income Fund, *supra* note 14; Hamilton Lane Private Assets Fund, *supra* note 14; Lincoln Bain Capital Total Credit Fund, *supra* note 14; CAIS Sports Media and Entertainment Fund, *supra* note 14; GoldenTree Opportunistic Credit Fund, *supra* note 14; Adams Street Private Equity Navigator Fund LLC, *supra* note 14; Align Alternative Access Fund, *supra* note 14; Virtus Global Credit Opportunities Fund, *supra* note 14; Blue Owl Alternative Credit Fund, *supra* note 14; RJ Private Credit Income Fund, *supra* note 14; and Columbia Credit Income Opportunities Fund, *supra* note 14.

[~~23~~24] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[~~24~~25] *Id*.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[25][26] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[26][27] The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[27][28] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[28][29] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.   **Waivers of Early Withdrawal Charges**

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on

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[25][26] Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

[26][27] See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[27][28] See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

[28][29] *See* ~~Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges)~~ Man Diversified Income Fund, *supra* note 14; Hamilton Lane Private Assets Fund, *supra* note 14; Lincoln Bain Capital Total Credit Fund, *supra* note 14; CAIS Sports Media and Entertainment Fund, *supra* note 14; GoldenTree Opportunistic Credit Fund, *supra* note 14; Adams Street Private Equity Navigator Fund LLC, *supra* note 14; Align Alternative Access Fund, *supra* note 14; Virtus Global Credit Opportunities Fund, *supra* note 14; Blue Owl Alternative Credit Fund, *supra* note 14; RJ Private Credit Income Fund, *supra* note 14; and Columbia Credit Income Opportunities Fund, *supra* note 14.

the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Funds, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[29][30] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[30][31] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[31][32] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.   Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[32][33]

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous

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[29][30] Investment Co. Act Rel. No. 14390 (February 2, 1985).

[30][31] *Id*.

[31][32] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[32][33] Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,[33][34] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

> The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[34][35]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its shares should be resolved by such Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (*i.e.*, that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy

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[33][34] *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
[34][35] *Id*.

and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[~~35~~36]

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund's ~~Sole Initial Trustee~~Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is ~~300 Park~~140 Lakeside Avenue, ~~21st Floor, New York, NY 10022~~Suite 100, Seattle, WA 98122, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

[~~35~~36] *See* ~~iDirect Private Markets Fund, *supra* note 13; SEG Partners Long/Short Equity Fund, *supra* note 13; Coatue CTEK Fund, *supra* note 13; Capital Group KKR Multi-Sector+, *supra* note 13; Global X Venture Fund, *supra* note 13; HarbourVest Private Investments Fund, *supra* note 13; Privacore PCAAM Alternative~~Man Diversified Income Fund, *supra* note ~~13; TCW~~14; Hamilton Lane Private ~~Asset Income~~Assets Fund, *supra* note ~~13; Callodine Specialty Income Fund, *supra* note 13; Diamond Hill Securitized~~14; Lincoln Bain Capital Total Credit Fund, *supra* note ~~13; Redwood Real Estate~~14; CAIS Sports Media and Entertainment Fund, *supra* note 14; GoldenTree Opportunistic Credit Fund, *supra* note 14; Adams Street Private Equity Navigator Fund LLC, *supra* note 14; Align Alternative Access Fund, *supra* note 14; Virtus Global Credit Opportunities Fund, *supra* note 14; Blue Owl Alternative Credit Fund, *supra* note 14; RJ Private Credit Income Fund, *supra* note ~~13; Wellington Global Multi-Strategy~~14; and Columbia Credit Income Opportunities Fund, *supra* note ~~13; and Aether Infrastructure & Natural Resources Fund, *supra* note 13~~14.

[Different first page setting changed from off in original to on in modified.].

Applicants have caused this Application to be duly signed on their behalf on the ~~21st~~6th day of ~~March 2025.~~January 2026.

~~GoldenTree Opportunistic Credit~~USVC Venture Capital Access Fund

Dated: ~~March 21~~January 6, ~~2025~~2026

By: ~~/s/ Peter Alderman~~
~~Name: Peter Alderman~~
/s/ Erik Syvertsen________________
Name: Erik Syvertsen
Title: ~~Sole Initial~~ Trustee

~~GoldenTree~~AngelList Asset Management ~~Credit Advisor,~~ LLC

Dated: ~~March 21~~January 6, ~~2025~~2026

By: ~~/s/ Peter Alderman~~
~~Name: Peter Alderman~~
/s/ Huoy-Ming Yeh______________
Name: Huoy-Ming Yeh
Title: ~~Authorized Person~~Chief Executive Officer

[Different first page setting changed from off in original to on in modified.].

EXHIBIT A

Resolutions of the ~~Sole Initial Trustee of GoldenTree Opportunistic Credit~~**Board of Trustees of USVC Venture Capital Access Fund**

RESOLVED, that appropriate officers and agents of ~~the GoldenTree Opportunistic Credit~~USVC Venture Capital Access Fund (the "Fund") be, and hereby are, authorized, empowered and directed on behalf of the Fund, to cause to be prepared, executed and filed with the Securities and Exchange Commission an application for multiple class exemptive relief (the "Application") and any and all amendments to the Fund's Application, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof; and be it

FURTHER RESOLVED, that any officer or ~~trustee~~Trustee of the Fund, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

EXHIBIT B

Verifications of ~~GoldenTree Opportunistic Credit~~USVC Venture Capital Access Fund and ~~GoldenTree~~AngelList Asset Management ~~Credit Advisor~~, LLC

The undersigned states that he has duly executed the attached application dated ~~March 21, 2025~~January 6, 2026 for and on behalf of ~~GoldenTree Opportunistic Credit~~USVC Venture Capital Access Fund in his capacity as the ~~Sole Initial~~ Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersig to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: ~~/s/ Peter Alderman~~
~~Name: Peter Alderman~~ /s/ Erik Syvertsen
Name: Erik Syvertsen
Title: ~~Sole Initial~~ Trustee

The undersigned states that ~~he~~she has duly executed the attached application dated ~~March 21, 2025~~January 6, 2026 for and on behalf of ~~GoldenTree~~AngelList Asset Management ~~Credit Advisor~~, LLC, in ~~his~~her capacity as ~~an Authorized Person~~the Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~he~~she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best ~~of his~~her knowledge, information and belief.

By: ~~/s/ Peter Alderman~~
~~Name: Peter Alderman~~ /s/ Huoy-Ming Yeh
Name: Huoy-Ming Yeh
Title: ~~Sole Initial Trustee~~Chief Executive Officer

EXHIBIT C

Marked ~~copies~~Copies of the Application ~~showing changes from the final versions of the two applications identified as substantially identical~~Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)~~.~~

EXHIBIT D

Marked Copy of Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on October 2, 2025 (File No. 812-15911)

EXHIBIT D

Marked Copy of Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on October 2, 2025 (File No. 812-15911)

File No. ~~[●]~~812-15911

As filed with the Securities and Exchange Commission on ~~October 1~~January 6, ~~2025~~2026

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of:

USVC Venture Capital Access Fund
~~Strawberry Tree~~AngelList Asset Management ~~Company~~, LLC

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

William J. Bielefeld, Esq.
Alexander Karampatsos, Esq.
Dechert LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 261-3386

WITH A COPY TO:

~~Strawberry Tree~~AngelList Asset Management ~~Company~~, LLC
Huoy-Ming Yeh
140 Lakeside Avenue, Suite 100
Seattle, WA 98122
(206)-880-1869

This Application (including Exhibits) contains ~~60~~89 pages

TABLE OF CONTENTS

EXHIBITS

Exhibit A — Resolutions of the Board of Trustees of USVC Venture Capital Access Fund

Exhibit B — Verifications of the Applicants

Exhibit C — Marked ~~copies~~Copies of the Application ~~showing changes from the final versions of the two applications identified as substantially identical~~Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

Exhibit D — Marked Copy of Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on October 2, 2025 (File No. 812-15911)

IN THE MATTER OF:	AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS
USVC VENTURE CAPITAL ACCESS FUND AND ~~STRAWBERRY TREE~~ANGELLIST ASSET MANAGEMENT ~~COMPANY~~, LLC Investment Company Act of 1940 File No. [●]812-15911	

EXPEDITED REVIEW REQUESTED UNDER
17 CFR 270.0-5(d).

I.   THE PROPOSAL

USVC Venture Capital Access Fund (the "Initial Fund") is a Delaware statutory trust that is registered under the Act and that will operate as a continuously offered, non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its shares ("Shares") through periodic repurchase offers pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'). AngelList Asset Management, LLC (formerly, Strawberry Tree Management Company LLC) (the "Adviser")[1] will serve as the Initial Fund's investment adviser. The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[1][2] acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act (each, a

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[1] The Adviser changed its name from Strawberry Tree Management Company LLC to AngelList Asset Management, LLC on November 20, 2025.

[1][2] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

"Future Fund," and together with the Initial Fund, the "Funds"). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial ~~Fund filed an initial~~Fund's registration statement on Form N-2 (the "~~Initial~~ Registration Statement") ~~on May 3, 2021, which has not yet been declared~~became effective ~~by the Commission, seeking to register~~on October 29, 2025, registering the Initial Fund's initial class of Shares under the Act and the Securities Act of 1933, as amended (the "Securities Act").[~~2~~3] If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its initial class of Shares and any other additional classes of Shares, each having its own fee and expense structure, pursuant to its Registration Statement or a future registration statement. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. ~~If the Initial Fund's Initial Registration Statement is declared effective prior to receipt of the requested relief, the~~The Initial Fund will only offer one class of shares until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 2341(d) (the "FINRA Sales Charge Rule"). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

II. STATEMENT OF FACTS

A. USVC Venture Capital Access Fund (the "Initial Fund")

The Initial Fund ~~has~~ filed a Notification of Registration filed pursuant to Section 8(a) of the Act on Form N-8A and ~~an Initial~~a Registration Statement on Form N-2 ~~seeking to register~~registering the Initial Fund's initial class of Shares under the Act and under the Securities Act. ~~As of the date of the filing of this Application, the~~The Initial Fund's ~~Initial~~ Registration Statement ~~has not yet been declared~~became effective ~~by the Commission~~on October 29, 2025. The Initial Fund is a Delaware statutory trust. The Initial Fund is a non-diversified, closed-end investment company that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offer pursuant to Rule 13e-4 under the Exchange Act. The Initial Fund's investment objective is long-term capital appreciation. The Initial Fund seeks to achieve its investment objective by investing primarily in interests of venture capital funds, which will principally hold equity securities (e.g., common and/or preferred stock, equity-linked securities convertible into such equity securities), without restriction to market capitalization, and in underlying private growth-oriented companies. The Initial Fund's address is 140 Lakeside Avenue, Suite 100, Seattle, WA 98122.

If the relief requested herein is granted, the Initial Fund intends to offer additional classes of Shares pursuant to a continuous public offering as discussed above.

As noted above, the Initial Fund intends to provide periodic liquidity with respect to its Shares through periodic repurchase ~~offer~~offers pursuant to Rule 13e-4 under the Exchange Act. Each Future Fund will likewise provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act or adopt ~~a~~ fundamental ~~policy to~~policies in compliance with Rule 23c-3 under the Act and make periodic repurchase ~~a~~

[~~2~~3] The ~~Initial~~ Registration Statement was filed under SEC File Nos. 811-23660 and 333-255702.

~~specified percentage of its shares at per-class net asset value on a quarterly basis.[3]~~offers to its shareholders.[4] Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies, or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[45]

B.   ~~Strawberry Tree~~AngelList Asset Management ~~Company,~~ LLC

The Adviser is a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser will serve as the Initial Fund's investment adviser pursuant to an advisory agreement (the "Investment Advisory Agreement"). Prior to the Initial Fund's commencement of operations, the Investment Advisory Agreement will be approved by the Initial Fund's Board of Trustees (the "Board"), including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund's original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, and subject to the authority of the Board, the Adviser will be responsible for the overall management of the Initial Fund's business affairs and selecting the Initial Fund's investments according to the Initial Fund's investment objectives, policies, and restrictions. The Adviser's address is 140 Lakeside Avenue, Suite 100, Seattle, WA 98122.

C.   Other Provisions

From time to time, the Initial Fund may create additional classes of shares, the terms of which may differ from the initial class of Shares pursuant to and in compliance with Rule 18f-3 under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors' fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees' fees incurred as a result of issues relating to that class of shares; (viii)

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[3][4] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

[45] A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder's repurchase proceeds (an "Early Repurchase Fee") if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. The Initial Fund does not intend to impose an Early Repurchase Fee.

III.   EXEMPTIONS REQUESTED

A.   The Multi-Class System

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security"[56] within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.   Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.   Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.   COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be

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[56] Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section17(d) of the Act and Rule17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.   DISCUSSION

A.   Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.[67] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity a fund's shareholders will have, and thus the liquidity required of such fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors*, the Staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.[78]

The one exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[89] The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[910] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[1011] The Commission

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[67] SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

[78] *Id.* at 424.

[89] *Id.* at 439-40.

[910] *Id.* at 424.

[1011] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[~~11~~12]

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[~~12~~13] Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to several closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, e.g., Man Diversified Income Fund, Hamilton Lane Private Assets Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, Adams Street Private Equity Navigator Fund LLC, Align Alternative Access Fund, Virtus Global Credit Opportunities Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, and Columbia Credit Income Opportunities Fund.[~~13~~14]

B. <u>Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act</u>

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security" within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on

[~~11~~12] Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[~~12~~13] *Protecting Investors* at 439-40; Proposing Release at 27.

[~~13~~14] *See*, *e.g.*, Man Diversified Income Fund, et al., Investment Co. Rel. Nos. 35704 (August 1, 2025) (notice) and 35728 (August 27, 2025) (order); Hamilton Lane Private Assets Fund, et al., Investment Co. Rel. Nos. 35666 (July 3, 2025) (notice) and 35696 (July 29, 2025) (order); Lincoln Bain Capital Total Credit Fund et al., Investment Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports Media and Entertainment Fund, et al., Investment Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al., Investment Co. Rel. Nos. 35577 (May 7, 2025) (notice) and 35618 (June 2, 2025) (order); Align Alternative Access Fund et al., Investment Co. Rel. Nos. 35562 (April 29, 2025) (notice) and 35612 (May 28, 2025) (order); Virtus Global Credit Opportunities Fund, et al., Investment Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Blue Owl Alternative Credit Fund, et al., Investment Co. Rel. Nos. 35514 (Mar. 28, 2025) (notice) and 35557 (Apr. 23, 2025) (order); RJ Private Credit Income Fund, et al., Investment Co. Rel. Nos. 35515 (Mar. 28, 2025) (notice) and 35556 (Apr. 23, 2025) (order); and Columbia Credit Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35498 (Mar. 14, 2025) (notice) and 35526 (Apr. 9, 2025) (order).

such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).[14][15] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that "it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…"

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[15][16] the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[16][17]

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[14][15] Section13(a) requires, among other things, that a majority of the funds' outstanding voting securities must approve converting to a mutual fund format.

[15][16] *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[16][17] *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of each Fund's shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly situated closed-end funds.[17][18] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[18][19] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports[19][20] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[20][21] Each Fund will include these disclosures in its shareholder reports and prospectus.

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mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

[17][18] *See* Man Diversified Income Fund, *supra* note [13][14]; Hamilton Lane Private Assets Fund, *supra* note [13][14]; Lincoln Bain Capital Total Credit Fund, *supra* note [13][14]; CAIS Sports Media and Entertainment Fund, *supra* note [13][14]; GoldenTree Opportunistic Credit Fund, *supra* note [13][14]; Adams Street Private Equity Navigator Fund LLC, *supra* note [13][14]; Align Alternative Access Fund, *supra* note [13][14]; Virtus Global Credit Opportunities Fund, *supra* note [13][14]; Blue Owl Alternative Credit Fund, *supra* note [13][14]; RJ Private Credit Income Fund, *supra* note [13][14]; and Columbia Credit Income Opportunities Fund, *supra* note [13][14].

[18][19] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[19][20] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[20][21] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[~~21~~22] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Man Diversified Income Fund, Hamilton Lane Private Assets Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports Media and Entertainment Fund, GoldenTree Opportunistic Credit Fund, Adams Street Private Equity Navigator Fund LLC, Align Alternative Access Fund, Virtus Global Credit Opportunities Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, and Columbia Credit Income Opportunities Fund.[~~22~~23] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.   Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Initial Fund intends to do for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that the requirement [of Rule23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition" of CDSLs.[~~23~~24] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by

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[~~21~~22] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). *See also* Rules 12d1-1, *et seq.* of the Act.

[~~22~~23] *See* Man Diversified Income Fund, *supra* note ~~13~~14; Hamilton Lane Private Assets Fund, *supra* note ~~13~~14; Lincoln Bain Capital Total Credit Fund, *supra* note ~~13~~14; CAIS Sports Media and Entertainment Fund, *supra* note ~~13~~14; GoldenTree Opportunistic Credit Fund, *supra* note ~~13~~14; Adams Street Private Equity Navigator Fund LLC, *supra* note ~~13~~14; Align Alternative Access Fund, *supra* note ~~13~~14; Virtus Global Credit Opportunities Fund, *supra* note ~~13~~14; Blue Owl Alternative Credit Fund, *supra* note ~~13~~14; RJ Private Credit Income Fund, *supra* note ~~13~~14; and Columbia Credit Income Opportunities Fund, *supra* note ~~13~~14.

[~~23~~24] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Ruleupon distribution charges of open-end companies, which goes into effect in July of [1993].[2425]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[2526] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[2627] The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[2728] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

[2425] *Id.*

[2526] Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

[2627] See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[2728] See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

The Commission has previously granted the same type of exemptive relief requested herein.[28][29] In each case, the Commission granted relief from Rule23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D. Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Funds, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[29][30] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[30][31] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[31][32] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

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[28][29] *See* Man Diversified Income Fund, *supra* note [13][14]; Hamilton Lane Private Assets Fund, *supra* note [13][14]; Lincoln Bain Capital Total Credit Fund, *supra* note [13][14]; CAIS Sports Media and Entertainment Fund, *supra* note [13][14]; GoldenTree Opportunistic Credit Fund, *supra* note [13][14]; Adams Street Private Equity Navigator Fund LLC, *supra* note [13][14]; Align Alternative Access Fund, *supra* note [13][14]; Virtus Global Credit Opportunities Fund, *supra* note [13][14]; Blue Owl Alternative Credit Fund, *supra* note [13][14]; RJ Private Credit Income Fund, *supra* note [13][14]; and Columbia Credit Income Opportunities Fund, *supra* note [13][14].

[29][30] Investment Co. Act Rel. No. 14390 (February 2, 1985).

[30][31] *Id.*

[31][32] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E. Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[3233]

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,[3334] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule12b-l. In its adopting release, the Commission stated as follows:

> The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[3435]

[3233] Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.
[3334] *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
[3435] *Id.*

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its shares should be resolved by such Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (*i.e.*, that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[~~35~~36]

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund's Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is 140 Lakeside Avenue, Suite 100, Seattle, WA 98122, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

[~~35~~36] *See* Man Diversified Income Fund, *supra* note ~~13~~14; Hamilton Lane Private Assets Fund, *supra* note ~~13~~14; Lincoln Bain Capital Total Credit Fund, *supra* note ~~13~~14; CAIS Sports Media and Entertainment Fund, *supra* note ~~13~~14; GoldenTree Opportunistic Credit Fund, *supra* note ~~13~~14; Adams Street Private Equity Navigator Fund LLC, *supra* note ~~13~~14; Align Alternative Access Fund, *supra* note ~~13~~14; Virtus Global Credit Opportunities Fund, *supra* note ~~13~~14; Blue Owl Alternative Credit Fund, *supra* note ~~13~~14; RJ Private Credit Income Fund, *supra* note ~~13~~14; and Columbia Credit Income Opportunities Fund, *supra* note ~~13~~14.

Applicants have caused this Application to be duly signed on their behalf on the ~~1st~~6th day of ~~October 2025~~January 2026.


USVC Venture Capital Access Fund


Dated: ~~October 1~~January 6, ~~2025~~2026

By: /s/ Erik Syvertsen

———————————————

Name: Erik Syvertsen
Title: Trustee

~~Strawberry Tree~~AngelList Asset Management ~~Company~~, LLC

Dated: ~~October 1~~January 6, ~~2025~~2026

By: /s/ Huoy-Ming Yeh

———————————————

Name: Huoy-Ming Yeh
Title: Chief Executive Officer

EXHIBIT A

Resolutions of the Board of Trustees of USVC Venture Capital Access Fund

RESOLVED, that appropriate officers and agents of USVC Venture Capital Access Fund (the "Fund") be, and hereby are, authorized, empowered and directed on behalf of the Fund, to cause to be prepared, executed and filed with the Securities and Exchange Commission an application for multiple class exemptive relief (the "Application") and any and all amendments to the Fund's Application, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof; and be it

FURTHER RESOLVED, that any officer or Trustee of the Fund, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

EXHIBIT B

Verifications of USVC Venture Capital Access Fund and ~~Strawberry Tree~~AngelList Asset Management ~~Company~~, LLC

The undersigned states that he has duly executed the attached application dated ~~October 1, 2025~~January 6, 2026 for and on behalf of USVC Venture Capital Access Fund in his capacity as the Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:
     /s/ Erik Syvertsen
Name: Erik Syvertsen
Title: Trustee

The undersigned states that she has duly executed the attached application dated ~~October 1, 2025~~January 6, 2026 for and on behalf of ~~Strawberry Tree~~AngelList Asset Management ~~Company~~, LLC, in her capacity as the Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:
     /s/ Huoy-Ming Yeh
Name: Huoy-Ming Yeh
Title: Chief Executive Officer

EXHIBIT C

Marked ~~copies~~Copies of the Application ~~showing changes from the final versions of the two applications identified as substantially identical~~Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)~~.~~

EXHIBIT D

Marked Copy of Amended and Restated Application Showing Changes from the Immediately Prior Version of the Application Filed with the Commission on October 2, 2025 (File No. 812-15911)